Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and address of Company

Central GoldTrust (“GoldTrust”)
55 Broadleaf Crescent
Ancaster, Ontario, L9G 3P2

2.	Date of Material Change

December 16, 2015

3.	News Release

GoldTrust issued a news release on December 16, 2015 through CNW Group related to the material change described hereunder. A copy of the news release is attached hereto as Schedule “A”.

4.	Summary of Material Change

On December 16, 2015, GoldTrust announced it had entered into an agreement (the “Letter Agreement”) with, among others, Purpose Investments Inc. (“Purpose”) and Sprott Asset Management Gold Bid LP, pursuant to which Purpose terminated the definitive agreement, dated November 26, 2015 (the “Purpose Agreement”), among GoldTrust, Purpose, Silver Administrators Ltd., Silver Bullion Trust and Central Gold Managers Inc., with respect to GoldTrust and its proposed conversion to an exchange traded fund.

5.	Full Description of Material Change

On December 16, 2015, GoldTrust announced it had entered into the Letter Agreement pursuant to which Purpose terminated the Purpose Agreement. Pursuant to the Letter Agreement, GoldTrust agreed to reimburse Purpose for its expenses relating to the transaction with GoldTrust in an amount not exceeding $200,000 plus applicable taxes. GoldTrust and Purpose also agreed, among other things, not to threaten, commence or participate in any claim or proceedings against the other relating to the Purpose Agreement. GoldTrust and Purpose agreed that neither party has any further obligations or liabilities to each other under the Purpose Agreement.

In connection with the Letter Agreement, GoldTrust cancelled the special meeting of GoldTrust unitholders scheduled for January 26, 2015. The special meeting of GoldTrust unitholders to be held on January 15, 2016 (the “January 15 Meeting”) will continue as scheduled.

GoldTrust expects to mail unitholders a management information circular in connection with the January 15 Meeting in advance of such meeting, in accordance with applicable securities laws.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, please contact:

Sharon Ranson, Lead Trustee

Telephone: 416-481-5433

E-mail: info@gold-trust.com

9.	Date of Report

December 22, 2015

SCHEDULE “A”